SCHEDULE 13D-A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/15/2009


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER

1,691,389

8. SHARED VOTING POWER

648,961

9. SOLE DISPOSITIVE POWER

2,340,350
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,340.350

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

18.72%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________


This statement constitutes Amendment #5 to the schedule 13d filed December 12, 2008. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
Letter to Company Chairman


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on 9/30/2008 there were 12,505,000 shares of common stock outstanding as of September 30, 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos have the sole authority to vote 1,691,389 shares of TMI and share voting power on 648,961 shares.Bulldog Investors, Phillip Goldstein and Andrew Dakos have the sole authority to dispose of 2,340,350 shares.

c) During the past 60 days shares of TMI were purchased.
Buys
Date		Shares		Price
1/30/2009	9,900		$7.43
2/3/2009	4,000		$7.45
2/9/2009	2,600		$7.45


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Chairman


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/16/09

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Exhibit 1:

Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-2150 // pgoldstein@bulldoginvestors.com

March 15, 2009

Theodore S. Green, Chairman & Co-CEO
Malcolm Bird, Co-CEO
TM Entertainment and Media, Inc.
307 East 87th Street
New York, NY 10128

Dear Messrs. Green and Bird:
On December 12, 2008, TM Entertainment and Media, Inc. (TMI) issued a public announcement which stated in part:

In response to a request by one of its stockholders and pursuant to the Delaware General Corporation Law, TM Entertainment and Media, Inc.
(the Company) (AMEX: TMI), today announced that it has scheduled an Annual Meeting of Stockholders for April 14, 2009, for the purpose of electing directors and transacting any other business that may properly come before the meeting in accordance with the Companys By Laws. The Company will announce the record date for the annual meeting in accordance with applicable requirements of Delaware and federal law and will distribute proxy materials including an Annual Report to Stockholders in advance of the meeting in accordance with applicable securities laws.

April 14th is less than one month away. Yet, no record date for the meeting has been announced nor has TMI filed its preliminary proxy materials with the SEC. We are concerned that the annual meeting may not be held on April 14, 2009 as
announced.   Please confirm by March 17, 2009 that the annual meeting will indeed be held on April 14, 2009. Otherwise, we intend to seek an appropriate court order.

    							Very truly yours,

Phillip Goldstein
Kimball & Winthrop, Inc.
							General Partner